Exhibit 4.15

Summary

of

Equipment Procurement Services Framework Agreement

Between

Registrant

and

China Telecom Group

dated August 30, 2006

Pursuant to the Equipment Procurement Services Framework Agreement, the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the followings: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials. If the company fails to pay relevant service charges on time according to this agreement, the supplementary agreement of this agreement and specific service agreement, then the Company should pay a late fee of 0.05% of the delayed payment to China Telecom Group per day (calendar day, the same below). If the Company delays the payment for over 60 days, then China Telecom Group may send a notice in writing to the Company to suspend relevant services. If the Company fails to pay for relevant services within 30 days after its reception of the above-mentioned notice, then China Telecom Group may announce the termination of relevant services. However, the suspension or termination of such services has no influence over the rights and obligations occurred according to this agreement before its termination. The Equipment Procurement Services Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecom Group three months prior to the end of the relevant term.